UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 21, 2005

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes            No    X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: April 21, 2005

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

April 21, 2005

Item 3.

Press Release

April 21, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce its first quarter results for the three months ended March 31, 2005 and 2004.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth                         Peeyush Varshney

President                                 Corporate Secretary

(250) 380-0052                        (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 21st day of April 2005.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

April 21, 2005

(No.2005-04-13)

CARMANAH ANNOUNCES FINANCIAL RESULTS FOR Q1 2005

Victoria, British Columbia, Canada - April 21, 2005 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce its first quarter results for the three months ended March 31, 2005 and 2004.

Highlights for the quarter:

  Record Q1 2005 revenues of $4,849,542.

  Record Q1 2005 orders booked of $6,089,305.

  Record order backlog at the end of Q1 in the amount of $2,839,576.

  Year-to-date gross profit margin at 52%, consistent with the average gross profit margin for 2004.

  Q1 2005 net income of $263,422.

  Q1 2005 EBITDA of $325,190.

"With a record $4.8 million in product delivered and over $6 million in orders booked during our first quarter, Carmanah is on track towards realizing its sales goals for 2005," states Art Aylesworth, Carmanah’s CEO.  "We are seeing a more balanced contribution of revenues from each of our vertical markets.  In particular LED signs, aviation products and transit each experienced exceptional growth."

SUMMARY OF RESULTS

Carmanah's total revenues for the three months ended March 31, 2005 were $4,849,542, compared with $4,113,701 for the same period in 2004.  Revenues were derived from the sale of solar-powered LED lighting illumination products to the marine, aviation, transit and roadway markets, as well as from the sale of LED edge-lit signs to point-of-purchase and gaming markets.  Sales were sourced through both a worldwide distribution network and direct sales efforts.

The Company is seeing positive sales momentum developing this quarter with the size and number of orders ramping up quickly through the latter part of this quarter.  The Company took in a record $6,089,305 in orders booked during the quarter, representing a 50% increase over bookings from the same period 2004.  This also resulted in the Company closing Q1 2005 with record outstanding orders in the amount of $2,839,576.

Carmanah's gross profit margin achieved in Q1 was 52% of sales, compared to 53% for the same period in 2004 (annual gross profit margin for the 2004 fiscal year was 52%).

Wages and benefits expense for the three months ended March 31, 2005, increased 28% to $1,030,499, compared with $804,941.  As a percentage of sales, wages and benefits expense represented 21% of sales in Q1 2005, compared with 20% of sales in Q1 2004.  In support of planned growth and expansion throughout the balance of 2005, the Company has been focused on broadening and strengthening its executive and middle management teams, resulting in increased senior staffing levels.  Furthermore, the Company has invested in staffing its UK office and continues to hire administrative staff in support of increased volumes and sales growth.

Office and administration expenses in first quarter 2005 were $450,890, representing an 83% increase over same period in 2004 of $246,802.  The Company’s investment in opening a London office through December 2004 contributed approximately $60,000 to this variance.  A severance expense added a further $37,197.  Management expects that as the Company’s sales forecast is met during the year, these expenses as a percentage of sales will come down.

During the first quarter 2005, research and development expenses of $363,225 represented a 7% increase over $337,903 in the comparative quarter.  The continued investment in research for existing product enhancements and new product development has enabled Carmanah to turn out prototypes and products at a faster rate.  This ability to keep up with market demands for technology enhancements and new product offerings has rewarded the Company with its current sales momentum.  Carmanah will continue with its investment in research and development as the Company works with key market segments on new opportunities. As a percentage of sales, research and development expenses decreased in Q1 2005 to 7% of sales, compared with Q1 2004 at 8% of total sales.

Sales and marketing expenses in first quarter 2005 were $357,625, representing a 22% increase over same period in 2004 of $293,773.  The Company continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace.  In addition, a significant portion of the overall sales and marketing investment was allocated to markets and products where the Company has identified significant future revenue opportunity.  Sales and marketing expense maintained at a consistent level of 7% of total sales for both the 2005 and 2004 quarters.

The Company utilized a portion of its carry forward investment tax credits, tax losses and SRED pools in order to minimize any current tax expense.  The future income tax effect arising from the use of these items has been offset against available tax losses not previously recognized.

Net earnings for Q1 2005 were $263,422 (5% of sales) compared with $369,492 (9% of sales) in Q1 2004.  The Company started 2005 aggressively setting up its UK branch operations, hiring management and support staff, and setting up infrastructure required to carry it through the year.  The up front costs incurred from this resulted in a fairly significant increase in Q1 2005 operating expenses as a percentage of sales, compared with the same period in 2004.  Earnings before interest, taxes, depreciation and amortization (EBITDA) were $325,190 for the three months ended March 31, 2005 as compared to $483,135 for the same period in 2004.

Carmanah's cash, cash equivalents, and short-term investments at March 31, 2005 were $8,769,662, compared to $7,751,411 at December 31, 2004.  Net cash usage from operations and investing activities was $61,058.  During the quarter, the Company raised $1,085,620 from the exercise of warrants and stock options.  Net working capital at the end Q1 2005 was $13,019,439, with a current ratio of 8.9:1 and $11,202 of non-current debt obligations.

About Carmanah

Carmanah is an award-winning manufacturer of proprietary LED-based lighting and illumination products for the public transit, marine, aviation, roadway, and industrial worksite and illuminated signage markets.  The Company has more than 100,000 solar-powered LED lighting installations and 50,000 LED illuminated sign installations in 110 countries.  The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

The Annual General Meeting for Carmanah Technologies Corporation will be held on a newly scheduled date of Friday, May 27, 2005 at 11:30 AM PST at the Delta Victoria Ocean Pointe Resort, 45 Songhees Road, Victoria, BC, Canada.  Attendance is not limited to shareholders, so other guests are welcome.  Should you wish to attend, please email us at AGM@carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets
(Expressed in Canadian dollars)

March 31, 2005 and December 31, 2004
(Unaudited - Prepared by Management)

	2005	2004
	(unaudited)	(audited)

Assets
Current assets:
Cash and cash equivalents	$1,919,662	$901,411
Short-term investments	6,850,000	6,850,000
Accounts receivable, net	2,980,743	2,385,728
Inventories	2,661,510	2,758,250
Receivable from forward foreign exchange contracts	-	1,834,350
Prepaid expenses and deposits	262,610	271,337
	14,674,525	15,001,076

Equipment and leasehold improvements, net	1,212,017	1,072,434
Intangible assets, net	179,815	170,484
Goodwill	3,072,173	3,072,173
Future income taxes	550,000	550,000

	$19,688,530	$19,866,167

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,593,271	$1,327,693
Payable under forward foreign exchange contracts	-	1,803,300
Deferred revenue	-	45,421
Future income taxes	44,000	44,000
Current portion of obligations under capital leases	17,815	21,573
	1,655,086	3,241,987

Obligations under capital leases	11,202	13,755
	1,666,288	3,255,742
Shareholders’ equity:
Share capital	17,426,039	16,322,119
Contributed surplus	655,165	610,690
Deficit	(58,962)	(322,384)

	18,022,242	16,610,425
	$19,688,530	$19,866,167

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Three months ended March 31, 2005 and 2004
(Unaudited - Prepared by Management)

	2005	2004

Sales	$4,849,542	$4,113,701

Cost of sales	2,322,113	1,947,147
	2,527,429	2,166,554

Operating expenses:
Wages and benefits	1,030,499	804,941
Office and administration	450,890	246,802
Research and development	363,225	337,903
Sales and marketing	357,625	293,773
Bank charges and interest	18,618	29,527
Amortization of:
Equipment and leasehold improvements	74,691	79,039
Intangible assets	10,869	9,625
	2,306,417	1,801,610

Operating income	221,012	364,944

Other income:
Interest and other income	42,410	4,548

Earnings before income taxes	263,422	369,492

Income tax expense (recovery):
Current	114,000	206,000
Future	(114,000)	(206,000)
	-	-
Net earnings	263,422	369,492

Deficit, beginning of period, as previously reported	(322,384)	(741,505)

Adjustment to reflect change in accounting for
stock compensation expense	-	(173,702)
Deficit, beginning of period, restated	(322,384)	(915,207)

Deficit, end of period	$(58,962)	$(545,715)

Earnings per share - basic and fully diluted	$0.01	$0.01

Weighted average number of shares outstanding:
Basic	32,239,501	27,307,882
Diluted	34,202,496	29,459,672

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Three months ended March 31, 2005 and 2004
(Unaudited - Prepared by Management)

	2005	2004

Cash provided by (used in):
Operations:
Net earnings	$263,422	$369,492
Items not involving cash:
Amortization	85,560	88,664
Loss on disposal of capital assets	-	2,727
Stock-based compensation	62,775	5,091
Changes in non-cash working capital accounts:
Accounts receivable	(595,015)	(1,250,392)
Inventories	96,739	39,030
Prepaid expenses and deposits	8,728	(66,105)
Accounts payable and accrued liabilities	265,578	335,171
Forward exchange contracts	31,050	-
Deferred revenue	(45,421)	760
	173,416	(475,562)

Investing:
Purchase of equipment and leasehold
improvements	(214,273)	(236,324)
Purchase of intangible assets	(20,201)	(3,798)
	(234,474)	(240,122)

Financing:
Proceeds on share issuances	1,085,620	5,936,748
Share issuance costs	-	(509,771)
Bank loan	-	(73,332)
Repayment of long-term debt	-	(5,441)
Principal payments on obligations under
capital leases	(6,311)	(67,962)
	1,079,309	5,280,242

Increase in cash and cash equivalents	1,018,251	4,564,558

Cash, cash equivalents and short term investments,
beginning of period	7,751,411	1,693,069

Cash, cash equivalents, and short term investments,
end of period	$8,769,662	$6,257,627

Supplemental cash flow information:
Cash during the period for:
Bank charges and interest paid	$18,618	$29,527
Non-cash investing and financing activities:
Shares/stock options issued for services:
Share issue costs	-	38,198
Shares issued on exercise of stock options and
broker warrants	18,301	-